UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2017

FAIRMOUNT SANTROL HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36670	34-1831554
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8834 Mayfield Road, Chesterland, Ohio		44026
(Address of Principal Executive Offices)		(Zip Code)

(800) 255-7263

Registrant’s telephone number, including area code

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On December 11, 2017, Fairmount Santrol Holdings Inc. (“Fairmount”), SCR-Sibelco NV, a Belgian public company (“Sibelco”), Unimin Corporation (“Unimin”), Bison Merger Sub, Inc., a wholly owned subsidiary of Unimin (“Merger Sub 1”), and Bison Merger Sub I, LLC, a Delaware limited liability company and a wholly owned subsidiary of Unimin (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Fairmount and Sibelco have agreed to effect a strategic combination of their respective businesses by: (i) merging Merger Sub 1 with and into Fairmount (the “First Merger”), with Fairmount continuing as the surviving corporation (the “Surviving Corporation”), and (ii) immediately following the effective time of the First Merger, merging the Surviving Corporation with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 continuing as the surviving entity as a wholly owned subsidiary of Unimin.

In connection with the First Merger, the Unimin Common Stock will be listed on the New York Stock Exchange.

Prior to the consummation of the Mergers, Unimin will divest its high purity quartz business to Sibelco by means of a distribution in exchange for a redemption of capital stock of Unimin held by Sibelco (the “HPQ Carve-out”).

The board of directors of each of Fairmount and Unimin has approved the Merger Agreement, the Mergers and the other transactions contemplated thereby.

Merger Consideration

Pursuant to the terms of the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each share of Fairmount’s common stock, par value $0.01 per share (the “Fairmount Common Stock”) (other than treasury stock and any shares of Fairmount Common Stock owned by Fairmount or any wholly owned subsidiary of Fairmount), will be converted into the right to receive (i) the number of shares of Unimin common stock, par value $0.01 per share (the “Unimin Common Stock”), that will result in the holders of Fairmount Common Stock, together with the holders of certain Fairmount equity awards, owning 35% of the Unimin Common Stock (the “Exchange Ratio”) and (ii) an amount in cash equal to the result of (x) $170,000,000, divided by (y) the Fully Diluted Fairmount Share Number (as defined in the Merger Agreement), without interest. The Merger Agreement provides that, at the Effective Time, the Fairmount stock options and other equity awards will automatically convert into stock options and equity awards with respect to Unimin Common Stock, on the same terms and conditions under the applicable plans and award agreements immediately prior to the Effective Time after giving effect to the Exchange Ratio and appropriate adjustments to reflect the consummation of the Mergers.

Registration and Listing of Unimin Common Stock

Sibelco and Unimin will prepare and will cause Unimin to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 in connection with the issuance of shares of Unimin Common Stock in the Mergers (the “Form S-4”), which will include a prospectus relating to issuance of Unimin Common Stock pursuant to the Merger Agreement. The Unimin Common Stock will be listed on the New York Stock Exchange as of and after the Effective Time.

Governance

Under the terms of the Merger Agreement, as of the Effective Time, Unimin will cause its certificate of incorporation and bylaws to be amended on the terms set forth in the Merger Agreement.

Under the terms of the Merger Agreement, as of the Effective Time, Jenniffer Deckard will serve as the Chief Executive Officer of Unimin. Under the terms of the Merger Agreement and the Stockholders Agreement, Unimin will have a Board of Directors consisting initially of eleven directors, (i) six of whom will be persons designated by Sibelco, one of whom will be the Chairman of the Board of Directors of Unimin, (ii) four of whom will be persons designated by Fairmount from the directors of Fairmount serving as of the date of the Merger Agreement, and (iii) Jenniffer Deckard in her capacity as the Chief Executive Officer of Unimin as of the Effective Time.

Conditions to the Mergers

The consummation of the Merger is subject to customary closing conditions, including (i) the approval of the Merger by holders of a majority in voting power of the outstanding shares of Fairmount Common Stock, (ii) the absence of any law, injunction or certain other legal impediments to the consummation of the Mergers, (iii) the receipt of specified required regulatory approvals in agreed jurisdictions, including the early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) subject to certain materiality and other qualifications, the accuracy of representations and warranties made by Fairmount and each of Sibelco, Unimin and the Merger Subs, (v) the performance in all material respects by Fairmount, Unimin, Sibelco and the Merger Subs, respectively, of its obligations under the Merger Agreement, (vi) the registration statement on Form S-4 used to register the Unimin Common Stock to be issued in the First Merger being declared effective by the SEC, (vii) the approval for listing on the New York Stock Exchange of the Unimin Common Stock to be issued in the First Merger, (viii) the HPQ Carve-out, and (ix) the receipt of a tax opinion from tax counsel as to the tax-free nature of each of the Mergers.

Certain other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties made by each of Fairmount, Sibelco, Unimin and the Merger Subs. The parties have also agreed to various covenants in the Merger Agreement, including, among others, covenants (i) to conduct their respective businesses in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) to cooperate to prepare and file (a) Fairmount’s proxy statement in connection with obtaining the approval of Fairmount’s stockholders for the Mergers and (b) Unimin’s registration statement in connection with the registration of the Unimin Common Stock to be issued in the First Merger, (iii) restricting, subject to certain limitations, Fairmount’s ability to solicit or enter into certain alternative transactions, (iv) to cause a meeting of Fairmount’s stockholders to be held to consider adoption of the Merger Agreement, and (v) to use their reasonable best efforts to consummate and obtain the proceeds of the financing transactions contemplated by the Debt Commitment Letter, or to obtain alternative financing for the Mergers.

The Merger Agreement contains certain termination rights for each of Fairmount and Unimin, including in the event that: (i) the Merger is not completed on or prior to December 11, 2018, subject to extension for an additional six-month period for the purpose of obtaining regulatory clearances, (ii) a governmental entity of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action shall have become final and non-appealable (subject to certain limitations set forth in the Merger Agreement), (iii) the Merger Agreement is not approved by the stockholders of Fairmount at its stockholders meeting, (iv) if any required consent is conditioned on any of Fairmount, Unimin, or any of their respective subsidiaries or affiliates making a Material Divestiture (as defined in the Merger Agreement), (v) the Fairmount Board of Directors changes its recommendation to the Fairmount stockholders regarding the approval of the Merger Agreement, (vi) Unimin fails to consummate the Mergers at the Closing because the financing for the Mergers is unavailable or (vii) at any time prior to obtaining approval of the Fairmount stockholders, Fairmount receives a Company Superior Proposal (as defined in the Merger Agreement) and elects to terminate the Merger Agreement and enter into a definitive agreement in respect of that Company Superior Proposal.

The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including (i) a change in the recommendation of the Board of Directors of Fairmount, (ii) a termination of the Merger Agreement by the Company prior to obtaining approval of the Fairmount stockholders in order to enter into a definitive agreement for a Company Superior Proposal (as defined in the Merger Agreement), (iii) a termination of the Merger Agreement by Fairmount because of a failure of the Fairmount stockholders to adopt the Merger Agreement at the stockholders meeting or (iv) a material breach by Fairmount or because the Mergers are not consummated by the Outside Date (as defined in the Merger Agreement), in each case set forth in clauses (iii) and (iv) at a time when there was an offer or proposal for an alternative transaction with respect to Fairmount and Fairmount enters into a definitive agreement or consummates a Company Qualifying Transaction (as defined in the Merger Agreement) within nine months following such date of termination, Fairmount will pay Unimin a termination fee equal to $52,000,000.

Further, the Merger Agreement provides that Unimin must pay a termination fee of $52,000,000 to Fairmount if the Merger Agreement is terminated because Unimin fails to consummate the Mergers at the Closing because the financing for the Mergers is unavailable.

Stockholders Agreement

Concurrent with the closing of the Mergers contemplated by the Merger Agreement, Unimin, Sibelco and certain other stockholders of Unimin will enter into a Stockholders Agreement (the “Stockholders Agreement”).

Under the terms of the Stockholders Agreement, through the third annual stockholders meeting after the Effective Date, each party to the Stockholders Agreement agrees to vote all voting shares held by such party to ensure that the Board of Directors of Unimin consists of eleven directors. Prior to the earlier of (i) the close of business on the tenth business day following the date on which Sibelco and its affiliates no longer beneficially own more than 50% of the outstanding Unimin Common Stock and (ii) the close of business on the business day following a public announcement by Sibelco that the trigger date has occurred (the earlier of (i) and (ii), the “Trigger Date”), each party to the Stockholders Agreement will vote and take any necessary action so that (i) six directors will be the persons nominated by Sibelco and appointed to the Board of Directors under the terms of the Merger Agreement (the “Sibelco Directors”), one of whom will be the Chairman of the Board of Directors of Unimin, (ii) four directors will be persons nominated by Fairmount and appointed to the Board of Directors under the terms of the Merger Agreement (the “Fairmount Directors”), and (iii) the eleventh director will be the Chief Executive Officer of Unimin as of the Effective Time. From and after the Trigger Date, each party to the Stockholders Agreement will vote and take any necessary action so that (i) the number of Sibelco Directors will be reduced (by director removal or resignation) so that the proportion of Sibelco Directors on the Board of Directors is equal to Sibelco’s ownership percentage of the Unimin Common Stock, (ii) the Fairmount Directors remain directors and any vacancy created by the reduction in the number of Sibelco Directors will be filled pursuant to the Stockholders Agreement, and (iii) the eleventh director will be the Chief Executive Officer of Unimin as of the Effective Time.

Through the third annual stockholders meeting after the Effective Date, vacancies on the Board of the Directors created by (i) the death, disability, retirement, resignation or removal of a Sibelco Director will be filled by the remaining Sibelco Directors then in office, (ii) the death, disability, retirement, resignation or removal of a Fairmount Director will be filled by the remaining Fairmount Directors then in office, and (iii) the removal or resignation of the Chief Executive Officer will be filled by the successor Chief Executive Officer.

The Stockholders Agreement provides that three of the Fairmount Directors must be independent and during the three year period following the Effective Time (the “Restricted Period”) certain actions, including the issuance of additional classes of capital stock to Sibelco or its affiliates, entry into certain agreements with Sibelco, pursuing claims against Sibelco or any Sibelco-related party and amending the Articles of Incorporation and Bylaws of Unimin must be approved by the Fairmount independent directors.

For 45 days following the Effective Time, Sibelco and any director who is also a party to the Stockholders Agreement will be prohibited from selling any shares of Unimin Common Stock. The Stockholders Agreement further provides that during the Restricted Period, Sibelco will be bound by customary lockup and standstill provisions, including covenants not to solicit competing proxies or call special meetings of Unimin’s stockholders, subject to the earlier expiration of the standstill provisions or certain waivers thereto upon the occurrence of certain events, Sibelco may not transfer any shares of Unimin Common Stock that it owns, subject to certain exceptions, and unless approved by the Fairmount independent directors, Sibelco will be subject to standstill restrictions. Under the terms of the Stockholders Agreement, Sibelco will have a pre-emptive right on the issuance of new securities by Unimin, subject to customary exceptions, and unless approved by a majority of all independent directors Sibelco will not acquire more than 70% of the outstanding Unimin Common Stock during the Restricted Period, or 80.1% of the outstanding Unimin Common Stock thereafter.

HPQ Carve-Out

Prior to the consummation of the Mergers, the HPQ Carve-out will occur. The HPQ Carve-out is governed by a Business Contribution Agreement and a Tax Matters Agreement to be entered into between Unimin, Sibelco, and a newly established affiliate entity. Among other things, such agreements provide for customary allocation of assets and liabilities relating to Unimin’s high purity quartz business, and mutual indemnities provided by the relevant parties in respect of such liabilities.

Other Agreements

In connection with certain transactions contemplated by the Merger Agreement, additional agreements will be entered into between Unimin and Sibelco at or prior to Closing, including a Distribution Agreement, Agency Agreement and Non-Compete Agreement. Pursuant to the Distribution Agreement, the parties will each provide distribution services with respect to certain of the other party’s products and license certain trademarks. Pursuant to the Agency Agreement, the parties will each provide exclusive agency services with respect to the other party’s products within defined trading areas. Pursuant to the Non-Compete Agreement, for so long as Sibelco or any of its affiliates owns more than 50% of the issued and outstanding shares of Unimin Common Stock, the parties agree to refrain from selling, marketing, distributing or producing certain products within defined markets and territories. The Distribution Agreement, Agency Agreement and Non-Compete Agreement, and all obligations, terms and conditions contained therein, shall automatically terminate without any further action required by any party upon Sibelco directly or indirectly, ceasing to own more than 50% of the issued and outstanding shares of Unimin Common Stock.

Concurrently with the execution of the Merger Agreement, Unimin, Merger Sub 1, Charles D. Fowler and ASP FML Holdings, LLC entered into the Voting and Support Agreement (the “Voting Agreement”). Subject to the terms and conditions contained therein, the Voting Agreement requires ASP FML Holdings, LLC which entity beneficially owns 48,156,628 shares of Fairmount Common Stock (representing approximately 21% of the currently outstanding Fairmount Common Stock), and Charles D. Fowler who beneficially owns 10,258,824 shares of Fairmount Common Stock (representing approximately 5% of the currently outstanding Fairmount Common Stock) to vote their respective beneficially owned shares of Fairmount Common Stock in favor of the adoption of the Merger Agreement, unless the Fairmount Board of Directors has changed its recommendation with respect thereto.

In addition, concurrently with the execution of the Merger Agreement, Unimin, Sibelco and Sibelco Switzerland GmbH will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, Sibelco and its affiliates are entitled to customary demand and piggyback registration rights.

The foregoing description of the (i) Merger Agreement, (ii)(a) the form of the Stockholders Agreement, (b) the form of the Business Contribution Agreement, (c) the form of the Tax Matters Agreement, (d) the form of the Distribution Agreement, (e) the form of the Agency Agreement, (f) the form of the Non-Compete Agreement, (g) the form of the Voting Agreement and (h) the form of the Registration Rights Agreement (collectively, the “Ancillary Agreements”) and (iii) the transactions contemplated thereby does not purport to be and is not complete and is subject to and qualified in its entirety by reference to the full text of the Merger Agreement and the Ancillary Agreements, copies of which are attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

Copies of the Merger Agreement and the Ancillary Agreements have been included to provide investors and security holders with information regarding their terms. It is not intended to provide any other factual information about Fairmount. The representations, warranties and covenants contained in the Merger Agreement and the Ancillary Agreements have been made solely for the purposes of those agreements and as of the specific dates therein, were solely for the benefit of parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to stockholders. Investors and security holders are not third-party beneficiaries under the Merger Agreement or the Ancillary Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the dates of the Merger Agreement or the Ancillary Agreements, which subsequent information may or may not be fully reflected in Fairmount’s public disclosures.

Item 8.01.	Other Events.

On December 12, 2017, Fairmount and Unimin issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 and is incorporated herein by reference.

On December 12, 2017, Fairmount and Unimin also provided supplemental information regarding the proposed transaction in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Current Report on Form 8-K contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount’s most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Fairmount’s and/or Unimin’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Fairmount’s and/or Unimin’s respective businesses; and the parties being unable to successfully implement integration strategies. While Fairmount and/or Unimin may elect to update forward-looking statements at some point in the future, Fairmount and Unimin specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. FAIRMOUNT STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount at its website, www.fairmountsantrol.com, or by contacting Indrani Egleston at 440-214-3219 or Matthew Schlarb at 440-214-3284.

Participants in Solicitation

Fairmount and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of December 11, 2017, by and among Fairmount Santrol Holdings Inc., SCR-Sibelco NV, Unimin Corporation, Bison Merger Sub, Inc., and Bison Merger Sub I, LLC

99.1	Joint Press Release, dated as of December 12, 2017

99.2	Investor Presentation, dated as of December 12, 2017

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Fairmount hereby undertakes to furnish supplementally a copy of any omitted schedule upon request by the SEC.

Exhibit Index

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of December 11, 2017, by and among Fairmount Santrol Holdings Inc., SCR-Sibelco NV, Unimin Corporation, Bison Merger Sub, Inc., and Bison Merger Sub I, LLC

99.1	Joint Press Release, dated as of December 12, 2017

99.2	Investor Presentation, dated as of December 12, 2017

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Fairmount hereby undertakes to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fairmount Santrol Holdings Inc.
(Registrant)

By:	/s/ Jenniffer D. Deckard
Jenniffer D. Deckard
President, Chief Executive Officer

Date: December 12, 2017